Exhibit 99.1

JADE Participates in The 24th Annual ROTH Conference on March 12

HONG KONG, March 8, 2012 - LJ International Inc. (NASDAQ: JADE) (“LJI” or “the Company”), a leading colored gemstone and diamond jeweler, announced today that Ringo Ng, Chief Financial Officer of the Company, will attend the 24th Annual ROTH Conference by Roth Capital Partners, to be held during March 11-14, 2012, in Dana Point, California, U.S.A. Details of the Company’s presentation session are as follow:

The 24th Annual ROTH Conference by Roth Capital Partners
Date:	Monday, March 12, 2012
Presentation Slot:	04:30 pm – 05:00pm (Pacific Time)
Location:	The Promenade - Red Track, Ritz Carlton, Laguna Niguel, Dana Point, California, U.S.A.

Mr. Ng will also be available for investor meetings on March 12 in Ritz Carlton, Laguna Niguel, Dana Point, California, U.S.A. Interested parties to attend the investor meetings should contact the respective organizers. Further information, including the investor presentation for download, is available under the Investor Relations section of JADE’s website at http://www.ljintl.com.

About LJ International Inc.

LJ International Inc. (LJI) (NASDAQ:JADE) is engaged in the designing, branding, marketing and distribution of its full range of jewelry. It has built its global business on a vertical integration strategy, and an unwavering commitment to quality and service. Through its China-based ENZO retail chain stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets. For more information about the Company, visit the Company’s website at www.ljintl.com.

Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.

Investor Relations contact:
LJ International Inc. Ringo Ng Chief Financial Officer E : ir@ljintl.com	Fleishman-Hillard Inc. E : ir@ljintl.com T : 852-2530 0228